Deutsche Lufthansa Aktiengesellschaft
D-50664 Köln

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Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

U.S.A.

CGN IR, nr
11 October 2004

Deutsche Lufthansa AG
Rule 12g3-2(b) File No. 82-4691

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Deutsche Lufthansa AG (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

Deutsche Lufthansa Aktiengesellschaft
Investor Relations

Norbert Hein

Enclosures

10/20

ISSUER	FILE NO.
Deutsche Lufthansa AG	82- 4691

This will advise that the issuer has been added to the list of those foreign private issuers that claim exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please be further advised that in order to continue to claim this exemption, the issuer must furnish to the Commission, on a timely basis, all information required by Rule 12g3-2(b). This includes all relevant documents since the date of your initial submission. The burden of furnishing such information rests with the issuer, even if it delegates that responsibility to another, and the staff will look to the issuer for compliance. If the issuer is a member of an affiliated or control group which normally prepares reports, press releases, etc., in a single document, a separate report must be submitted for each issuer that claims an exemption under the rule because separate files are maintained for each issuer.

ALL FUTURE SUBMISSIONS MUST PROMINENTLY INDICATE THE EXEMPTION NUMBER IN THE UPPER RIGHT HAND CORNER OF EACH UNBOUND PAGE AND THE FIRST PAGE OF EACH BOUND DOCUMENT PURSUANT TO THE IDENTIFICATION PROVISIONS OF THE RULE. FAILURE TO SO INDICATE WILL RESULT IN THE SUBMISSION BEING RETURNED TO THE SENDER AND THE SUBMISSION NOT BEING RECORDED, RESULTING IN POSSIBLE LOSS OF THE EXEMPTION.

RECEIVED
2004 OCT 19 A 9:0
OFFICE OF INTERNATIONAL CORPORATE FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Official Business
Penalty for Private Use, $300
Return After Five Days

WASHINGTON DC

Stephan Hutter, Esq.
Shearman & Sterling
599 Lexington Ave.
New York, NY 10022-6069

Investor Info September 2004

including traffic figures

Change in capacity utilisation in September compared with pre. year



80
75
% 70
65
60
2004
2003
PassengerLF
CargoLF
GroupLF

Please note:
The **next Investor Info** with the traffic figures for October 2004 will be published on 9 November 2004.

The 3rd **Interim Report** with the result for the period January-September 2004 will be published on 11 November. From 10 am on that date it will also be available on the Internet at
www.lufthansa-financials.com

Deutsche Lufthansa AG
Investor Relations
Tel. +49 221 826-2444, Fax -2286
Tel. +49 696-90997, Fax -90990
E- Mail:
investor.relations@dlh.de
Internet:
www.lufthansa-financials.com

11. October 2004

More passengers and cargo and higher load factors
The passenger airlines in the Lufthansa Group carried more than 4.8 million passengers in September – a year-on-year increase of 15.8 per cent. Capacity rose by 13.8 per cent, while sales grew by 14.1 per cent, bringing the passenger load factor up to 77.6 per cent (+ 0.3 pp). Capacity utilisation was above the 80 per cent-mark in the Asia/Pacific region, where it topped 82.2 per cent (-3.0 pp), and the Americas, where it reached 81.6 per cent (+ 2.3 pp). In Europe, the passenger load factor rose to 69.5 per cent (+ 0.1 pp), marginally short of the 70 per cent mark. However, capacity utilisation in Asia/Pacific was down on the previous year, when the rising demand outstripped capacity, which had been reduced as a result of SARS. Although sales in the Middle East/Africa region were up 11.2 per cent, they failed to keep pace with the increase in capacity (+12.8 per cent), which caused the passenger load-factor to fall by 1.1 percentage points year-on-year to 73.3 per cent.
Lufthansa Cargo increased the volume of freight and mail carried by 14.3 per cent, and boosted sales by 21.8 per cent. Given the 17.8 per cent increase in available capacity, the cargo load factor rose by 2.2 percentage points to 66.1 per cent. The Americas region was highly successful, recording a 28.7 per cent increase in sales. As in August 2004, the European leg of a freighter flight to Asia within the cooperation with DHL led to a significant rise in supply and demand in Europe.
Overall, the Group's airlines experienced an upswing. Sales rose by 17.2 per cent, and the overall load factor (passengers and freight) edged up to 72.1 per cent (an increase of +0.5 pp).

Lufthansa raises fuel surcharge on air tickets
Lufthansa is increasing the fuel charge levied on all tickets sold on or after 15 October. On European routes, the surcharge will e raised by €5 to €7, and on intercontinental routes by €10 to €17 per flight leg. Lufthansa has been forced to respond to the increase in crude oil price, which has almost doubled in the past year.

Hyderabad new winter destination
Lufthansa has restructured a number of its routes in the new winter schedule (valid from 31 October), and from February 2005 will fly to Hyderabad in South India. According to the adjusted plans, overall passenger capacity (measured in terms of available seat-kilometres) will be 4 per cent higher than last winter. ASKs will rise by about 7 per cent on long-haul routes, while on domestic and European routes available capacity will be below last year's level (- 2 %).

Adria Airways and Croatia Airlines to join Star Alliance network
Adria Airways (Slovenia) and Croatia Airlines (Croatia) are to become regional members of the Star Alliance network. Lufthansa is acting as a sponsor and will support its longstanding regional partners during the integration process.

11 October 2004-2

Lufthansa

▶ **Lufthansa improves traffic performance**

More passengers and freight after nine months

Lufthansa has improved its traffic performance in the first nine months 2004. The Lufthansa Group increased passenger and freight volumes as well as capacity utilisation in comparison to the same period of the prior year.

The number of passengers carried grew by 12.7 per cent to 38.6 million. The 14.3 per cent increase in available capacity was outpaced by the growth in sales, which climbed by 16.1 per cent. As a result, capacity utilisation rose by 1.2 percentage points to 74.3 per cent.

In the first three quarters of the year, Lufthansa Cargo transported around 1.3 million tonnes of freight and mail. This is eleven percent more than in the same period last year. The cargo load factor rose substantially and at 66.2 per cent exceeded the prior-year figure by 2.1 percentage points.

The Lufthansa Group raised its overall load factor (passenger and cargo business) by 1.7 percentage points to 70.9 per cent.

	Jan.-Sept. 2004	Jan.-Sept. 2003	Year-on-Year change in %
Passengers (1,000s)	38,640	34,278	+12.7
Available seat-kilometres (mill)	106,342	93,053	+14.3
Revenue pax-kilometres (mill)	79,010	68,050	+16.1
Passenger load factor in per cent	74.3	73.1	+1.2 pp
Freight/mail in 1,000 tonnes	1,280	1,154	+11.0
Cargo load factor in per cent	66.2	64.1	+2.1 pp
Available cargo tonne-kilometres (mill)	19,426	17,364	+11.9
Revenue cargo tonne-kilometres (mill)	13,770	12,008	+14.7
Overall load factor in per cent	70.9	69.2	+1.7 pp
Number of flights	485,767	409,714	+18.6

The Lufthansa Group will publish its financial result for the first nine months on 11 November 2004. On that date it will be available for downloading from the Internet at www.lufthansa-financials.com in German and English.

Deutsche Lufthansa AG
Corporate Communications
Christine Ritz / Michael Goentgens
Tel. + 49 (0) 69 / 696 - 51014 / -67338
Fax + 49 (0) 69 / 696 - 6818
http://media.lufthansa.com

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11 November

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25 May 2005

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▷ Quotes

▷ The Share



▷ **www.lufthan**

The Share Shareholders' structure

80.5 per cent of equity in German hands

Lufthansa's share capital of Euro 1,172,275,200 is divided into 457.9 million registered non-par value shares. About 450,000 shareholders are recorded in Lufthansa's shareholders' register. 31.7 per cent of Lufthansa's share capital is held by private stock owners, 68.3 per cent by institutional investors.

Pursuant to the Aviation Compliance Documenting Act, Lufthansa is obliged by law to publish an equity ownership structure with a breakdown by nationality every three months to provide the proof required by bilateral aviation agreements and EU directives that a majority of Lufthansa stock is in German or European hands.

German investors held 80.5 per cent of Lufthansa share capital at 30 September 2004. Second with 4.5 per cent were shareholders from the UK followed by investors from Belgium with 3.2 per cent. The requirements for continued exercise of air traffic rights are thus fulfilled.

Shareholder structure	
Free float	91.40 %
GENUJO Achte Beteiligungs GmbH	8.60 %

Shareholder structure by nationality	
Germany	80.5 %
Great Britain	4.5 %
Belgium	3.2 %
Switzerland	2.7 %
Luxembourg	2.6 %
USA	2.1 %
Other (148 countries)	4.4 %



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Investor Infos

Next Issue
11 October 2C

Reports

3rd Interim Re
11 November

Annual Gener
Meeting

Next AGM
25 May 2005

Here you will

Future Financ

Annual Repor



www.lufthan